SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTCQB

NEWS RELEASE – No. 2-13	January 31, 2013

SAMEX PREPARES DRILLING PROGRAM AT EL GRINGO COPPER AND GOLD PROSPECT -

LOS ZORROS, CHILE

SAMEX Mining Corp is ready to advance exploration efforts at its 100%-owned Los Zorros project in Chile. The Company is hereby outlining parameters for an upcoming drill program at El Gringo, a copper and gold prospect located within the approximately 80 square kilometer land holdings of Los Zorros. Numerous surface mine workings are found throughout this prospect where copper and gold are believed to have been extracted by artisanal workers in the late 1900’s. El Gringo has not been systematically explored or drilled by any prior geological team to date.

SAMEX proposes drilling an initial 5 boreholes (570 meters) to evaluate primarily copper and gold potential throughout El Gringo, as shown on the accompanying graphic plates at www.samex.com. The central coordinates of El Gringo are N 6907000 and E 359716, with heights ranging between 900 and 1000 meters above sea level (Figure N° 1).

This drilling campaign will explore this area which is highly structurally controlled, where at least two episodes of alteration and mineralization have been identified. One is defined by manto-type mineralization containing copper and gold, while the other is comprised of feeders associated with copper and gold breccias (Figure N° 2). The entire area is underlain by a thick sequence of volcanoclastics associated with lava flows, limestone, siltstones, quartzite and calcareous rocks. Below this mentioned sequence, dioritic granodiorite intrusives of the Upper Cretaceous age are found. Feeders are abundant in an average direction of 320° azimuth.

The El Gringo mineralized area is part of a hydrothermal system, differing from copper porphyries but of close association. The target model is a combination of manto-type mineralization associated with exoskarns and abundant epithermal feeders. This mineralization appears to extend for over 400 meters in width and at least 800 meters in length, while the bulky mineralization is approximately of 360-330° azimuth dipping slightly 15°SE. Abundant copper oxides, specularite, gold, garnets, chlorite, high silicification, carbonates, Fe oxides, wollastonite and manganese have all been found throughout fractures disseminated along wall rocks of the feeder.

This drill program involves a preliminary 5 diamond drill holes with an average depth of 114 meters for a total of 570 meters (Figure N° 3 & Table 1). In the event that meaningful visible mineralization is encountered, drilling will continue to greater depths in order to assist in quantifying tonnage potential.

Bulldozer work is currently in progress to construct access roads and drill pads in preparation for drilling at El Gringo, which is expected to commence shortly. SAMEX anticipates further updates on this program in the near future.

Table 1: El Gringo DDH Drill Program

DDH Drill	Northing	Easting	Altitude (m)	Azimuth (°)	Dip (°)	Depth (m)
EG-13-001	6907165	359999	1000	90	0	120
EG-13-002	6907339	360092	930	260	80W	80
EG-13-003	6907067	360037	1000	280	70W	150
EG-13-004	6907042	359698	1008	255	80W	80
EG-13-005	6906958	359779	1002	277	60W	140

Juan Carlos Toro Taylor, M.Sc. Economic Geology, Chief Geologist of SAMEX Mining Corp., is acting as Qualified Person in compliance with National Instrument 43-101 with respect to this release. He has reviewed the contents for accuracy.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, future prospects of the Company, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration and grade of ore mined; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital. Except as may be required by law, SAMEX undertakes no obligation to revise or update any forward-looking information as a result of new information, future events, or otherwise after the date hereof.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Contact:

SAMEX Mining Corp.

Sasan Sadeghpour

Director, Chairman & Interim Chief Executive Officer

(713) 956-5200, extension 102

2samex@samex .com

www.samex.com